                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             Convex Computer Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)




                                   212578108
                   -----------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.212578108           13G                        Page 2   of  11  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch & Co., Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

              None

        6  SHARED VOTING POWER

              2,201,700

        7  SOLE DISPOSITIVE POWER

              None

        8  SHARED DISPOSITIVE POWER

              2,201,700

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,201,700

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.63%

12 TYPE OF REPORTING PERSON*

        HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.212578108           13G                        Page 3   of  11  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch & Co., Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

              None

        6  SHARED VOTING POWER

              2,200,000

        7  SOLE DISPOSITIVE POWER

              None

        8  SHARED DISPOSITIVE POWER

              2,200,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,200,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.62%

12 TYPE OF REPORTING PERSON*

        HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.212578108           13G                        Page 4   of  11  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Princeton Services, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

              None

        6  SHARED VOTING POWER

              2,200,000

        7  SOLE DISPOSITIVE POWER

              None

        8  SHARED DISPOSITIVE POWER

              2,200,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,200,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.62%

12 TYPE OF REPORTING PERSON*

        HC, CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.212578108           13G                        Page 5   of  11  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch Asset Management, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

              None

        6  SHARED VOTING POWER

              2,200,000

        7  SOLE DISPOSITIVE POWER

              None

        8  SHARED DISPOSITIVE POWER

              2,200,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,200,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.62%

12 TYPE OF REPORTING PERSON*

        IA, PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.212578108           13G                        Page 6   of  11  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Growth Fund for Investment and Retirement

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

              None

        6  SHARED VOTING POWER

              2,200,000

        7  SOLE DISPOSITIVE POWER

              None

        8  SHARED DISPOSITIVE POWER

              2,200,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,200,000

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.62%

12 TYPE OF REPORTING PERSON*

        IV, OO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)    Name of Issuer:
              ---------------

               Convex Computer Corp.

Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               -------------------------------------------------

               3000 Waterview Parkway
               Richardson, TX 75080

Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.
               Merrill Lynch Group, Inc.
               Princeton Services, Inc.
               Merrill Lynch Asset Management, L.P.
               Growth Fund for Investment & Retirement

Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               -------------------------------------------------------------


               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Merrill Lynch Group, Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Princeton Services, Inc.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Merrill Lynch Asset Management, L.P.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Growth Fund for Investment & Retirement
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

                               Page 7 of 11 Pages

Item 2 (c)          Citizenship:
                    -----------

                    See Item 4 of Cover Pages

Item 2 (d)          Title of Class of Securities:
                    ----------------------------

                    Common Stock

Item 2 (e)          CUSIP Number:
                    ------------

                    212578108

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (Section) 240.13d-1(b)(ii)(G). Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")) is an investment adviser registered under (Section) 203 of the Investment Advisers Act of 1940. Growth Fund for Investment & Retirement ("Growth") is an investment company registered under Section 8 of the Investment Company Act of 1940.

Item 4              Ownership
                    ---------

                    (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (Section) 240.13d-4, ML & Co., ML Group, PSI, MLAM and Growth (the "Reporting Persons") disclaim beneficial ownership of the securities of Convex Computer Corp. referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Companies are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Convex Computer Corp. covered by this statement.

                    (b) Percent of Class:

                                  See Item 11 of Cover Pages

                    (c) Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote:

                                  See Item 5 of Cover Pages

                        (ii) shared power to vote or to direct the vote:

                                  See Item 6 of Cover Pages


                                           Page 8 of 11 Pages

                        (iii) sole power to dispose or to direct the
                              disposition of:

                                  See Item 7 of Cover Pages

                        (iv) shared power to dispose or to direct the
                             disposition of:

                                  See Item 8 of Cover Pages


Item 5                  Ownership of Five Percent or Less of a Class.
                        --------------------------------------------

                        Not Applicable


Item 6                  Ownership of More than Five Percent on Behalf of
                        ------------------------------------------------
                        Another Person.
                        ---------------

          MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Growth Fund for Investment & Retirement, a reporting person on this Schedule 13G for which MLAM serves as investment adviser, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.


Item 7                  Identification and Classification of the Subsidiary
                        ---------------------------------------------------
                        Which Acquired the Security Being Reported on by the
                        ----------------------------------------------------
                        Parent Holding Company.
                        -----------------------

                        See Exhibit A


Item 8                  Identification and Classification of Members of the
                        ----------------------------------------------------
                        Group.
                        ------

                        Not Applicable


Item 9                  Notice of Dissolution of Group.
                        -------------------------------

                        Not Applicable



                                     Page 9 of 11 Pages

Item 10                  Certification.
                         --------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February    , 1994    Merrill Lynch & Co., Inc.

                             /s/ David L. Dick
                             --------------------------------
                             Name: David L. Dick
                             Title: Assistant Secretary

                             Merrill Lynch Group, Inc.

                             /s/ David L. Dick
                             --------------------------------
                             Name: David L. Dick
                             Title: Secretary

                             Princeton Services, Inc.

                             /s/ David L. Dick
                             --------------------------------
                             Name: David L. Dick
                             Title: Attorney-in-Fact*

                             Merrill Lynch Asset Management, L.P.
                             By:  Princeton Services, Inc. (General Partner)

                             /s/ David L. Dick
                             --------------------------------
                             Name: David L. Dick
                             Title: Attorney-in-Fact*

                             Merrill Lynch Growth Fund for Investment
                               and Retirement

                             /s/ David L. Dick
                             --------------------------------
                             Name: David L. Dick
                             Title: Attorney-in-Fact**

________________

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Cirrus Logic Inc.


                                  Page 10 of 11 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


          Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc. ("PSI") a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, are parent holding companies pursuant to Rule 13d-1(b)(1)(ii)(G). Pursuant to the instructions in Item 7 of Schedule 13G, the relevant subsidiaries of ML&Co. are Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), ML Group and PSI, which is the general partner of Merrill Lynch Asset Management L.P., (d/b/a Merrill Lynch Asset Management ("MLAM"). MLPF&S is a wholly-owned subsidiary of ML & Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934. As a result of acting as a sponsor of various unit investment trusts, MLPF&S may be deemed the beneficial owner of less than 5% of the securities of Convex Computer Corp. The relevant subsidiary of ML Group is PSI.

          ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 8.62% of the securities of Convex Computer Corp. by virtue of its control of its wholly-owned subsidiary, PSI.

          PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 8.62% of the securities of Convex Computer Corp. by virtue of its being the general partner of MLAM.

          MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 8.62% of the common stock outstanding of Convex Computer Corp. as a result of acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

          One registered investment company advised by MLAM, Growth Fund for Investment & Retirement Fund, is the beneficial owner of 8.62% of the securities of Convex Computer Corp.

          Pursuant to (Section) 240.13d-4, ML&Co., ML Group, MLPF&S, PSI, MLAM, and the Growth Fund for Investmnet & Retirement disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company, other than, in the case of ML & Co. and MLPF&S, securities of the Company held by MLPF&S in proprietary accounts.

                                 Page 11 of 11 Pages